SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                         Amendment #1

                   Prison Realty Trust, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                          72424N-10-5
                         (CUSIP Number)

                      Marc Weingarten, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        March 31, 2000
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D/A

CUSIP No. 72424N-10-5                              Page 2 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            5,215,451

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          5,215,451
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     5,215,451

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.41%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D/A

CUSIP No. 72424N-10-5                              Page 3 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            233,962

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          233,962
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     233,962

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .20%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D/A

CUSIP No. 72424N-10-5                              Page 4 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,204,086

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,204,086
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,204,086

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.86%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D/A

CUSIP No. 72424N-10-5                              Page 5 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            392,601

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          392,601
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     392,601

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .33%

     14        TYPE OF REPORTING PERSON*
                    OO; PN

                                                           Page 6 of 10 Pages

Item 1. Security and Issuer

     This Amendment #1 amends and supplements the statement on Schedule 13D (the "Statement") as it relates to the Common Stock, $.01 par value ("Common Stock"), of Prison Realty Trust, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 10 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215.

Item 2 is hereby amended to add the following information.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners III, L.P., a New York limited partnership
("Gotham III"), with respect to shares of Common Stock owned by it, Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings") with respect to shares of Common Stock owned by it and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company. Gotham, Gotham III, Holdings II and Advisors are together the "Reporting Persons".

On February 17, 2000, Gotham distributed 392,601 shares of common stock to a limited partner of Gotham, in connection with such limited partner's withdrawal from Gotham. The common stock had a deemed value of $5.0625 per share as of January 1, 2000, the effective date of the withdrawal of such limited partner. Subsequently, an affiliate of such limited partner recontributed an identical number of shares of common stock to Holdings in consideration of an ownership interest in Holdings.

     Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Each of Gotham Advisors and Gotham Holdings Management LLC, a Delaware limited liability company ("Gotham Management") was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International and Holdings, respectively.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Gotham Management is the manager of Holdings. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham advisors and Holdings.

                                                          Page 7 of 10 Pages


     Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham, Gotham III, Holdings and (ii) Gotham Advisors, and throughsuch entity the affairs of Gotham International. The business address of each of Gotham, Gotham III, Holdings, Gotham Advisors, Section H, Gotham Management, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

     During the last five years, none of Gotham, Gotham III, Holdings, Gotham Advisors, Gotham International, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham was $3,993,827, the aggregate purchase price of the Common Stock purchased by Gotham III was $43,065 and the aggregate purchase price of the Common Stock purchased by Gotham International was $518,988. All of the funds required for these purchases were obtained from the general funds of Gotham, Gotham III and Gotham International, respectively.


Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer
     (a) Gotham owns 5,215,451 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 4.41% of the outstanding Common Stock of the Company. Gotham III owns 233,962 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .20% of the outstanding Common Stock of the Company. Holdings owns 392,601 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .33% of the outstanding Common Stock of the Company. Gotham International owns 2,204,086 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 1.86% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 118,381,951 shares of Common Stock issued and outstanding as of November 08, 1999 as reflected in the Company's form 10-Q for the period ending September 30, 1999. None of Gotham Advisors, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham III, Holdings and Gotham International).

     (b) Each of Gotham, Gotham III, and Holdings has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

                                                           Page 8 of 10 Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham III, Holdings and Gotham International. In each case, the transactions took place on the New York Stock Exchange, except for the transfer(*) arising from the transaction in Item 2.



Gotham


                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share

02/17/00                            (392,601)*                  5.0625
02/18/00                             447,000                    3.9150
02/25/00                             110,800                    3.7592
02/24/00                              51,800                    3.6550
02/25/00                             100,000                    4.2175
03/30/00                             100,000                    3.3525
03/31/00                             291,000                    3.0274

Gotham III

12/27/99                              78,000                    5.0517
12/28/99                              19,500                    5.2524
12/29/99                              10,100                    5.2929
12/30/99                               4,700                    5.1338
12/31/99                               4,800                    5.0386
01/03/00                               4,800                    5.0371
01/04/00                               1,200                    4.9150
01/05/00                               3,100                    5.0400
01/06/00                                 650                    5.0600
01/07/00                               3,600                    5.2900
01/18/00                               9,700                    5.0400
01/28/00                               2,744                    4.3067
01/31/00                               5,268                    4.2900
02/01/00                               8,800                    4.3512
02/02/00                               6,000                    4.3337
02/08/00                              60,000                    4.2003
02/18/00                              11,000                    3.9150

Gotham International

12/27/99                             853,000                    5.0517
12/28/99                             213,200                    5.2524
12/29/99                             111,000                    5.2929
12/30/99                              51,800                    5.1338
12/31/99                              53,100                    5.0386
01/03/00                              53,000                    5.0371
01/04/00                              12,800                    4.9150
01/05/00                              33,850                    5.0400
01/06/00                               6,850                    5.0600
01/07/00                              38,000                    5.2900
01/18/00                             102,300                    5.0400
01/28/00                              34,986                    4.3067
01/31/00                              43,900                    4.2900
02/01/00                             112,300                    4.3512
02/02/00                              65,500                    4.3337
02/08/00                             286,000                    4.2003
02/14/00                                 500                    4.4150
02/18/00                             132,000                    3.9150

Holdings

02/17/00                             392,601*                   5.0625


Except as described above, none of Gotham, Gotham III, Gotham International, Gotham Advisors, Holdings, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above, none of Gotham, Gotham III, Gotham International, Holdings, Gotham Advisors, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                                       Page 9 of 10 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 3, 2000

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM PARTNERS III, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                    By:   /s/ David P. Berkowitz
                          David P. Berkowitz
                          Senior Managing Member


                   GOTHAM HOLDINGS II, L.L.C.

                         By: Gotham Holdings Management LLC,
                           the Manager


                         By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              Senior Managing Member